Placer Del Mar, Ltd.
                                3707 Fifth Avenue
                               San Diego, CA 92103
                                # (775) 352-3839
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                                                                 October 2, 2006

Pam Howell
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: Registration Statement on Form SB-2
    File No. 333-127736
    Amendment Filed: July 7, 2006

Dear Ms. Howell,

Per your comment letter dated July 7, 2006, we submit the following as a part of the fifth amendment to our registration statement on Form SB-2.

DESCRIPTION OF BUSINESS

1. We have clarified that, "Management's business plan is to complete its stated objectives, and not to be a participant in a reverse merger."

2. We have discussed, "Mining permits require approximately 60 days to be obtained after filing with the Mexican Government."

3. We have discussed in greater detail; the phased nature of the exploration process, activities in phase two, environmental impact, mechanical trenching and drilling. We have explained the purpose of trenching and drilling.

4.   We have disclosed that the management has no technical expertise.

5. As disclosed in the filing under the heading Cost of Our Property to Date and Planned Future Costs (see 2nd Paragraph), "Phase Two of our exploration is contingent upon the discovery of sufficient mineralization to continue. If we are not successful in the discovery of minerals our operations will cease and investors will likely lose their money."

6. As disclosed in the filing under the heading Cost of Our Property to Date and Planned Future Costs (see 1st Paragraph), " On June 6th, 2005 we entered into a Mineral Property Agreement (the "Agreement") with Jorge Alberto Almarez of 157 Calle Federico, Rosarito B.C. Mexico. On April 24, 2006 that agreement was superseded by a new agreement titled Mineral Rights Revenue Sharing Agreement. The new agreement grants us the right to free

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     access and exploration of the property together with the sole and exclusive right to establish mineral claims on the property, subject to a 1% net smelter returns royalty reserved in favor Mr. Almarez. In order to keep the rights granted in good standing we paid Mr. Almarez $2,000. In addition we will pay Mr. Almarez the net smelter returns royalty annually during the term of the agreement. The term of the agreement shall be for a period of 30 years from the signing date of the agreement, renewable upon the anniversary date of the agreement for an additional 30 year period at the sole discretion of [Placer] for a one-time payment of $100,000."

7. This filing includes an updated current cash balance. We have updated the filing to state that management believes our cash balance and the director's verbal agreement to loan the company additional funds will be sufficient to pay for existing overhead and complete Phase One.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

8.   We have reconciled the disclosure in this section.

9.   We have explained the other compensation included in the table.

GENERAL

10. We have removed exhibit 23.3 and all references to the reviewed financial statements and included the audited financial statements for the year ended June 30, 2006.

FINANCIAL STATEMENTS

GENERAL

11.  We have removed the weighted average analysis (F-6).

UNDERTAKINGS

12.  We have added the undertakings as requested.

Sincerely,

/s/ Humberto Bravo
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Humberto Bravo
President & Director